FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 22, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES KOOR TO TRANSFER 5% OF THE
COMPANY'S SHARE CAPITAL TO ISRAELI SHAREHOLDERS

NETANYA, Israel, January 22, 2018 – Cellcom Israel Ltd. (NYSE: CEL) (the “Company”) announced today that following the previously reported amendments to the Company's cellular license in relation to the requirement that Israeli citizens and residents from among the Company's founding shareholders hold at least 5% of the Company's outstanding shares and other means of control ("Israeli Shareholders") as of January 31 2018, Koor Industries Ltd., ("Koor"), the Company's controlling shareholder, signed a term sheet for the fulfillment of such requirement (the "Agreement"), after having received the Ministry of Communications, or MOC's, approval, the main terms of which are as follows:

•
Koor will transfer, through a lending transaction, 5% of the Company's outstanding share capital to two sole purpose companies (2.5% to each company), each wholly owned by an Israeli Shareholder (one of whom, Mr. Mauricio Wior, is the vice chairman of the Company and the other one is an officer in a company controlled by the Company's controlling shareholder – (the "Transferred Shares").

•	The agreement shall be in force until December 31, 2018 and will be automatically extended by a one year term until terminated according to its terms.

•
Koor shall have the right to terminate the agreement at any time and receive all or part of the Transferred Shares. The Israeli Shareholders will not be able to transfer the Transferred Shares without Koor's approval and subject to additional terms, including the transferees assuming the Israeli Shareholder's obligation towards Koor pursuant to the Agreement, the transferees being "Israeli Shareholders" under the Company's cellular license and the MOC's prior approval for such transfer, if required.

•
As long as such requirement exits in the Company's licenses, the Israeli Shareholders will have the right (reserved to the "Israeli Shareholders" under the Company's license and articles of association) to appoint 10% of the Company's directors  )currently – one director). The Israeli Shareholders will vote with Koor in all shareholders resolutions (including the nomination of directors suggested by Koor). The Israeli Shareholders will be considered as joint-holders with Koor in the Company's shares according to the Israeli Securities Law and therefore, joint controlling shareholders.

•
The Transferred Shares (including all rights or income therefrom) shall be pledged by a first-degree pledge in favour of Koor, and any realization of such pledge will be subject to the receipt of the MOC's approval, if required.

•
In case of any dividend or other distribution (including rights by way of a rights offering), these will be transferred by the Israeli Shareholders to Koor. In case of other corporate actions, including conversion, sub-division, consolidation etc., Koor may notify the Israeli Shareholders, at its sole discretion, if such rights will be part of the Transferred Shares or shall be transferred to Koor.

For additional details see the Company's annual report for the year ended December 31, 2016 on Form 20-F dated March 20, 2017 under “Item 3. Key Information – D. Risk Factors - Risks Related to our Business – There are certain restrictions in our licenses relating to the ownership of our shares " and "Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Our Cellular License", the Company's current report on Form 6K dated August 4, 2017 under "Other developments during the second quarter of 2017 and subsequent to the end of the reporting period – Regulation – Cellular License Amendment ",  the Company's current report on Form 6K dated November 22, 2017 under "Other developments during the third quarter of 2017 and subsequent to the end of the reporting period – Regulation – Cellular License Amendment" and the Company's current report on Form 6K dated January 2, 2018.

Forward looking statements
The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements are subject to uncertainties and assumptions about the completion of the Agreement. The actual conditions could lead to materially different outcome than that set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.805 million cellular subscribers (as at September 30, 2017) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 22, 2018	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary